VANC Pharmaceuticals Closes Oversubscribed Private Placement

November 28, 2017 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”) (TSXV:  VANC, OTCQB:  NUVPF) announces today that as per the news release dated October 23, 2017 it has closed an oversubscribed non-brokered private placement for a total of 4,850,000 units (the “Units”) of the Company at a price of $0.15 per Unit for gross proceeds of approximately CDN$727,500.00.

“It’s been a transitional year for VANC. Exceeding our goal on this private placement confirms that we have strong support for the new vision of the Company,” commented Bob Rai, CEO of VANC. “We can now look forward to completing the HealthTab acquisition and delivering on our commitment to support the evolving role of community pharmacists with innovative new products and technology.”

Each Unit consists of one (1) common share (the “Common Share”) and one (1) transferrable share purchase warrant (the “Warrant”).  Each Warrant entitles the holder thereof to purchase one (1) additional common share on or before November 27, 2022 at a price of CDN$0.20 per Common Share.

The warrants are subject to an accelerated exercise provision whereby in the event the closing price of the Company’s common shares trades at $0.25 or higher for a period of 10 consecutive trading days, then the Company may, within five days of such event, provide notice by way of news release that the warrants shall expire on the date that is 30 days from the date notice is given.  The securities issued are subject to a 4 month hold period that expires on March 28, 2018.

The Company paid a finder’s fee of $3,300.00 (6% on $55,000.05) and 22,000 finder’s warrants (6% on 366,667 Units).  Each finder’s warrant entitles the finder to purchase one (1) common share of the Company on or before November 27, 2022 at a price of $0.10 per common share.

The proceeds will be used to complete technology acquisitions and toward ongoing operational and corporate expenses.

About VANC Pharmaceuticals Inc.

VANC Pharmaceuticals aims to become the partner of choice for forward-thinking pharmacies across Canada. With an established sales force, distribution network, and team of highly experienced professionals in pharmacy, point-of-care testing and health technology, VANC is growing beyond generics to provide pharmacists with innovative, value-added products and services to support their evolving business models and expanding role as front-line healthcare providers.

For more information visit www.vancpharm.com.

On behalf of:

VANC Pharmaceuticals Inc.

Bob Rai

Director and CEO

Phone:604-687-2038

Fax:604-687-3141

Email:info@vancpharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this news release, forward-looking statements include our expectation to complete the financing on the terms and in the amounts contemplated, insider participation in the financing, the use of proceeds, that our distribution channels will continue to expand, that the financing will be sufficient to allow the Company to obtain operational profitability, or that the Company will reach operational profitability and the Company's plans for technology acquisitions.  Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of our management. Because forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors which are difficult to predict, our actual results, performance or achievements or the actual results or performance of the industries and markets in which we operate and intend to operate may be materially different from those anticipated in our forward-looking statements. Forward-looking statements involve significant uncertainties and risks, should not be read as a guarantee of future performance or results and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in our forward-looking statements, including the ability to obtain all necessary stock exchange and board approvals, our ability to negotiate and execute definitive documentation with subscribers and any finders and to fulfill any conditions precedent contained therein, the general level of interest to participate in the private placements and such other matters described in our public filings available on SEDAR at www.sedar.com. Accordingly, readers should exercise caution in relying upon our forward-looking statements and we undertake no obligation to publicly revise such statements to reflect subsequent events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that terms is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.